December 1, 2010

Douglas G. Boessen, Chief Financial Officer
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

      RE: **Collective Brands, Inc.**
           Form 10-K FYE January 30, 2010
           Filed March 26, 2010
           File No. 1-14770

Dear Mr. Boessen:

      We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds,
Assistant Director